Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON MAY 11, 2011

- AND -

MANAGEMENT INFORMATION CIRCULAR

MARCH 24, 2011

Election of Directors	21
Appointment of Auditors	24

Interest of Certain Persons in Matters to be Acted Upon	24

Other Matters to be Acted Upon	24

Effective Date	25

Additional Information	25

Schedule A - Mandate of the Board of Directors	A-1

ii

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 11, 2011

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, May 11, 2011 at 4:30 p.m. ET, and at any adjournment thereof. The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2010, together with the auditors’ report thereon;

2.	the fixing of the number of directors of the Corporation for the ensuing year at nine (9);

3.	the election of directors of the Corporation for the ensuing year;

4.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

5.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated March 24, 2011 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, May 9, 2011 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 24, 2011 are entitled to receive notice of the Meeting.

DATED as of the 24th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Dr. Bradley G. Thompson President and Chief Executive Officer

Annual General Meeting of Shareholders

to be held on May 11, 2011

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) to be used at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation, which is to be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, May 11, 2011 at 4:30 p.m. ET, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Information Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out and the Shareholder should insert the name of the Shareholder’s appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.

A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, May 9, 2011 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof.

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being McCarthy Tétrault LLP, Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, Attn: David F. Phillips, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the fixing of the number of directors at nine (9) for the ensuing year; (ii) the election of directors set forth in this Information Circular; and (iii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation;, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual General Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

The record date for the purpose of determining holders of Common Shares is March 24, 2011. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to March 24, 2011; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than May 1, 2011, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

The Corporation is authorized to issue an unlimited number of Common Shares. As at March 24, 2011, there are 71,207,318 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from Broadridge cannot use that proxy to vote shares directly at the Meeting, as the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, other than Acuity Investment Management Inc., which as at February 28, 2011, held 13.7%, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has formed a compensation committee (the “Compensation Committee”) consisting of three outside directors: Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee. Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts, as well as bonuses and the granting of options, both based on corporate and personal performance. Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the board of directors of Oncolytics (the “Board” or “Board of Directors”) and is normally the key determinant for the allocation of bonuses and options. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been extremely challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc., executive compensation specialists (the ‘Specialist”), to assist in benchmarking its compensation practices, and provide recommendations to the committee with respect to compensation for directors and officers.

For 2010, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2011, similar guidelines are expected to be applied.

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 30% of his base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation. The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the Board. In the event that the Corporation is operating in a challenging environment (as in 2008), these guidelines could result in the Board reducing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provided their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

Performance Graph

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2005 to December 31, 2010 (assuming a $100 investment was made on December 31, 2005) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

As outlined in the compensation discussion and analysis, the compensation committee balances the various short-term and long-term objectives and provides bonuses and options based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

		Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
¿	S&P/TSX Capped Health Care Index	$100.00	$101.05	$75.54	$53.36	$68.37	$95.61
■	Oncolytics	$100.00	$45.61	$32.44	$28.44	$52.48	$128.44

Option-Based Awards

Option based awards were granted to executives, officers, and directors of the Corporation during 2010. In assessing the grant of options the committee and the Board apply the principles outlined herein, and take into account factors such as existing grants, performance as discussed, and market conditions.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2010, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the “Named Executive Officers”) of the Corporation.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards(3) $	Non-equity incentive plan compensation $		Pension value $	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

Dr. Bradley G. Thompson Chief Executive Officer	2010 2009 2008	444,996 444,996 444,996	N/A N/A N/A	709,500 59,500 None	150,163 106,800 None	N/A N/A N/A	N/A N/A N/A	50,712 40,200 46,700	1,355,371 651,496 491,696

Douglas A. Ball Chief Financial Officer	2010 2009 2008	257,567 257,567 257,567	N/A N/A N/A	643,500 35,700 None	46,362 46,000 None	N/A N/A N/A	N/A N/A N/A	36,649 34,654 35,454	984,078 373,921 293,021

Dr. Matt C. Coffey Chief Operating Officer	2010 2009 2008	326,224 326,224 326,224	N/A N/A N/A	379,500 35,700 None	88,080 46,000 None	N/A N/A N/A	N/A N/A N/A	42,913 38,520 39,573	836,717 446,444 365,797

Dr. Karl Mettinger(2) Chief Medical Officer	2010 2009 2008	316,551 333,101 333,101	N/A N/A N/A	132,000 35,700 None	30,076 38,000 None	N/A N/A N/A	N/A N/A N/A	38,686 40,709 40,709	517,313 447,510 373,810

Mary Ann Dillahunty (2) VP Intellectual Property	2010 2009 2008	153,665 161,700 242,550	N/A N/A N/A	82,500 17,850 None	19,467 24,720 None	N/A N/A N/A	N/A N/A N/A	19,066 20,063 32,661	274,698 224,333 275,211

Notes:

(1)	The dollar amounts set forth under this column are related to RRSP contributions and amounts provided for health care benefits by the Corporation for the Named Executive Officers. For Named Executive Officers resident in Canada these benefits are provided in accordance the Corporation’s registered Health Benefit Plan.
(2)	U.S. Employees are paid salaries and other compensation in U.S. Dollars. All amounts paid in U.S. Dollars for each U.S. Employee have been converted using the exchange rate of .9946 at December 31, 2010 and are indicated in Canadian Dollars.
(3)	The options granted in July, 2010 have an estimated grant date fair value of $1.32, and the options granted in December 2010 have an estimated grant date fair value of $3.30 per option using the following respective grant date assumptions: expected life of option, 3 years for both; volatility 61.7% and 74.9% respectively; risk free interest rate 1.55% and 1.95% respectively; dividend yield 0% for both.

Narrative Discussion

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $489,500 for the calendar year 2011, Mr. Ball is entitled to an annual salary of $283,800 for the calendar year 2011, Dr. Coffey is entitled to an annual salary of $330,139 for the calendar year 2011, Dr. Mettinger is entitled to an annual salary of U.S.$322,089 for the calendar year 2011 and Ms. Dillahunty is entitled to U.S.$156,354 based on a part-time basis for one-half (1/2) of normal working hours for the calendar year 2011. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)

Dr. Bradley G. Thompson Chief Executive Officer	18,000 25,000 50,000 10,000 59,000 80,000 30,000 350,000 149,160 50,000 215,000	9.76 7.25 2.70 2.00 3.33 4.50 8.10 5.00 2.22 3.06 6.72	June 20, 2011 Dec 17, 2011 May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	Nil Nil 201,500 47,300 200,600 178,400 Nil 605,500 672,712 183,500 2,150	N/A	N/A

Douglas A. Ball C.A. Chief Financial Officer	27,000 20,000 37,500 10,000 37,000 40,000 20,000 180,000 33,333 30,000 250,000 95,000	9.76 7.25 2.70 2.00 3.33 4.50 8.10 5.00 2.22 3.06 3.13 6.72	June 20, 2011 Dec 17, 2011 May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 July 28, 2020 Dec 14, 2020	Nil Nil 151,125 47,300 125,800 89,200 Nil 311,400 150,332 110,100 900,000 950	N/A	N/A

Dr. Matt C. Coffey Chief Operating Officer	18,000 20,000 37,500 10,000 53,500 40,000 20,000 180,000 33,333 30,000 115,000	9.76 7.25 2.70 2.00 3.33 4.50 8.10 5.00 2.22 3.06 6.72	June 20, 2011 Dec 17, 2011 May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	Nil Nil 151,125 47,300 181,900 89,200 Nil 311,400 150,332 110,100 1,150	N/A	N/A

Dr. Karl Mettinger Chief Medical Officer	200,000 33,333 30,000 40,000	3.18 2.22 3.06 6.72	Sept 23, 2015 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	710,000 150,332 110,100 400	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property	100,000 16,667 15,000 25,000	3.28 2.22 3.06 6.72	Feb 1, 2017 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	345,000 75,168 55,050 250	N/A	N/A

Note:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the TSX at the end of the year ($6.73), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2010.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Dr. Bradley G. Thompson Chief Executive Officer	Nil	None	None

Douglas A. Ball, C.A. Chief Financial Officer	Nil	None	None

Dr. Matt C. Coffey Chief Operating Officer	Nil	None	None

Dr. Karl Mettinger Chief Medical Officer	Nil	None	None

Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property(1)	Nil	None	None

Note:

(1)	option-based awards are granted at the market price at the dates of grant, and were either vested on the date of grant, or were out-of-the-money on the vesting date.

PENSION PLAN BENEFITS

The Corporation does not provide Pension Plan Benefits for its Named Executive Officers and employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Mr. Ball, Dr. Coffey, Dr. Mettinger and Ms. Dillahunty shall be entitled to 12 months pay in lieu of notice and Dr. Thompson shall be entitled to 24 months pay in lieu of notice. If the Employment Agreements other than Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Should Ms. Dillahunty be terminated by the Corporation other than for cause, then all unvested options will vest immediately. Furthermore, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball, Dr. Coffey, Dr. Mettinger or Ms. Dillahunty are terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months pay in lieu of notice or 36 months pay in lieu of notice in the case of Dr. Thompson. For termination in accordance with this provision, pay shall include payment in lieu of benefits that otherwise would have been earned during the applicable term.

The following table reflects amounts payable to the Named Executive Officers, assuming that their employment was terminated on December 31, 2010 without cause or due to a change of control of the Corporation.

Name	Termination without cause (1)	Change of control (2)
	($)	($)
Dr. Bradley G. Thompson Chief Executive Officer	1,104,668	1,657,001

Douglas A. Ball, C.A. Chief Financial Officer	329,664	659,327

Dr. Matt C. Coffey Chief Operating Officer	379,825	759,651

Dr. Karl Mettinger Chief Medical Officer (1)	361,185	722,370

Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property(2)	175,524	351,048

Notes:

(1)	As at December 31, 2010 all options granted to Named Executive Officers had fully vested. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Named Executive Officer is terminated.
(2)	On a change of control of the Corporation, all Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Named Executive Officer is terminated.

DIRECTOR COMPENSATION

Director Compensation Table

The following table details the compensation received by each Director in 2010 who is not a salaried employee of the Corporation.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Dr. W. Cochrane	29,000	N/A	99,000	None	N/A	None	128,000
Mr. G. van Amersfoort	27,250	N/A	99,000	None	N/A	None	126,250
Mr. J. Dinning	29,000	N/A	99,000	None	N/A	None	128,000
Mr. M. Lievonen	25,500	N/A	99,000	None	N/A	None	124,500
Dr. E. Levy	25,500	N/A	99,000	None	N/A	None	124,500
Mr. R. Schultz	46,000	N/A	264,000	None	N/A	None	310,000
Mr. F. Stewart	40,250	N/A	148,500	None	N/A	None	188,750

Note:

(1)	The options granted in July, 2010 have an estimated grant date fair value of $1.32, and the options granted in December 2010 have an estimated grant date fair value of $3.30 per option using the following respective grant date assumptions: expected life of option, 3 years for both; volatility 61.7% and 74.9% respectively; risk free interest rate 1.55% and 1.95% respectively; dividend yield 0% for both.

Narrative Discussion

Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,750 per Board and committee meeting attended. An annual retainer fee of $15,000 was paid for service during 2010 and the lead director, Mr. Schultz was entitled to an additional annual $10,000 retainer. Mr. Stewart, the chair of the audit committee, received an additional retainer of $6,000. The Corporation also grants to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. In the aggregate, a total of $222,500 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2010. During the fiscal year ended December 31, 2010, there were 305,000 options granted to these directors in accordance with the Compensation Committee recommendation.

As a result of the Compensation Committee recommendations, the board has determined that for 2011, that the meeting fee for independent board members for each board and committee meeting attended, shall remain at $1,750, while the annual retainer for all independent board members shall increase to $25,000. In addition, the annual retainer for the lead director shall increase to $15,000, the annual retainer for the chairman of the audit committee to increase to $12,000 and the annual retainer for the chairpersons of the Compensation Committee and the Governance and Nominating Committees shall be $6,000.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each Director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)

Dr. W. Cochrane	47,000 4,000 10,000 5,000 22,500 10,000 17,500 17,500 30,000	1.79 3.33 4.50 8.10 5.00 2.25 2.22 3.06 6.72	Nov 4, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	232,180 13,600 22,300 Nil 38,925 44,800 78,925 64,225 300	N/A	N/A

Mr. G. van Amersfoort	50,000 10,000 17,500 17,500 30,000	3.60 2.25 2.22 3.06 6.72	June 15, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	156,500 44,800 78,925 64,225 300	N/A	N/A

Mr. J. Dinning	50,000 5,000 22,500 10,000 17,500 17,500 30,000	6.90 8.10 5.00 2.25 2.22 3.06 6.72	Mar 29, 2014 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	Nil Nil 38,925 44,800 78,925 64,225 300	N/A	N/A

Mr. M. Lievonen	50,000 5,000 22,500 10,000 17,500 17,500 30,000	9.38 8.10 5.00 2.25 2.22 3.06 6.72	Apr 5, 2014 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	Nil Nil 38,925 44,800 78,925 64,225 300	N/A	N/A

Dr. E. Levy	50,000 10,000 17,500 17,500 30,000	4.10 2.25 2.22 3.06 6.72	May 16, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	131,500 44,800 78,925 64,225 300	N/A	N/A

Mr. R. Schultz	9,000 10,000 7,500 10,000 34,000 10,000 5,000 22,500 10,000 17,500 17,500 50,000	9.76 7.25 2.70 2.00 3.33 4.50 8.10 5.00 2.25 2.22 3.06 3.13	Jun 20, 2011 Dec 17, 2011 May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 July 28, 2020	Nil Nil 30,225 47,300 115,600 22,300 Nil 38,925 44,800 78,925 64,225 180,000	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
	60,000	6.72	Dec 14, 2020	600

Mr. F. Stewart	9,000 10,000 7,500 10,000 21,000 10,000 5,000 22,500 10,000 17,500 17,500 45,000	9.76 7.25 2.70 2.00 3.33 4.50 8.10 5.00 2.25 2.22 3.06 6.72	Jun 20, 2011 Dec 17, 2011 May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020	Nil Nil 30,225 47,300 71,400 22,300 Nil 38,925 44,800 78,925 64,225 450	N/A	N/A

Note:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the Toronto Stock Exchange at the end of the year ($6.73), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each Director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. W. Cochrane	Nil	None	None
Mr. G. van Amersfoort	Nil	None	None
Mr. J. Dinning	Nil	None	None
Mr. M. Lievonen	Nil	None	None
Dr. E. Levy	Nil	None	None
Mr. R. Schultz	Nil	None	None
Mr. F. Stewart	Nil	None	None

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Company, with the approval of its shareholders, has established a Stock Option Plan (the “Plan”), and, through amendments from time to time, has maintained a pool of options with a fixed maximum representing approximately 10% of the Company’s issued and outstanding shares.

Under the Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. The Plan as amended and approved at the Annual and Special meeting held on May 11, 2010, presently provides for a fixed maximum of 6,154,997 Common Shares reserved for issuance pursuant to the Plan, which as of the record date represents approximately 8.65% of the issued and outstanding Common Shares. The Company believes that the Plan and the maximum number of Options available under the Plan for issuance to the directors, officers, employees of and consultants to the Corporation is reasonable in the context of the market and with respect to other reporting issuers. Of this fixed maximum, 125,099 Options have been exercised and are not available for future grants, leaving 6,029,898 Common Shares currently reserved for issuance pursuant to the Plan, which represents approximately 8.48% of the issued and outstanding Common Shares. There are Options outstanding to acquire 4,611,094 Common Shares, which represents approximately 6.48% of the issued and outstanding Common Shares. The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that: (i) the aggregate number of Common Shares reserved for issuance under this Plan, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Plan, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant. Options are not transferable or assignable except to the person or persons to whom the Participant’s rights pass by the Participant’s will or applicable law following the death or permanent disability of a Participant.

Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Participants shall be entitled to exercise in full or in part any unexercised Options previously granted to such Participant pursuant to the Plan, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation, whichever first occurs.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

Common Shares Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2010

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,703,760	$4.53	1,418,804
Equity compensation plans not approved by security holders	None	N/A	N/A
Total	4,703,760	$4.53	1,418,804

At the Annual and Special Meeting of Shareholders held on May 7, 2008, the Shareholders approved amendments to the Plan that permit the Board to amend the Plan or an Option at any time and from time to time, for any reason except for those changes for which the Plan specifically requires Shareholder approval. Under the amended Plan, Shareholder approval is required for the following changes to the Plan or Options granted under it which:

(a)	increases the number of shares reserved for issuance under the Plan;

(b)	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(c)	extends the term of an Option beyond the maximum expiry date set out in the Plan (except where an expiry date would have fallen within a blackout period established under the Corporation’s Trading Policy);

(d)	extends eligibility to participate in the Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(e)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan; or

(f)	permits awards other than Options to be made under the Plan.

Shareholders also approved an amendment to the Plan to provide that Options issued under the Plan will expire on the later of: (i) the expiry date of the affected Options; or (ii) if the expiry date occurs during a black-out period established under the Corporation’s Trading Policy, or within five (5) business days thereafter, the date that is ten (10) business days following the end of such black-out period.

Finally, Shareholders approved an amendment to the Plan to allow for the issuance of Options to directors, officers and employees of any subsidiary of the Corporation as well as any consultants retained by any subsidiary of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the Corporation’s alignment with each of them.

Corporate Governance Guidelines		Commentary

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.	As at December 31, 2010, the Corporation had nine board members. The seven independent directors of the Corporation are Dr. W. Cochrane, Mr. G. van Amersfoort, Mr. J. Dinning, Mr. M. Lievonen, Dr. E. Levy, Mr. R. Schultz and Mr. F. Stewart.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The two directors of the Corporation who are not independent are Dr. B. Thompson the Chairman and Chief Executive Officer of the Corporation and Mr. D. Ball the Chief Financial Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors who are presently directors of other reporting issuers and those issuers:

Mr. Dinning: Western Financial Group, Liquor Stores NA Ltd, Parkland Fuel Corp, Russel Metals Inc. Dr. Cochrane: Immunovaccine Inc.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held 5 such meetings.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed a chair who is not independent, and has appointed Mr. Schultz, who is an independent and unrelated director, as Lead Director. As Lead Director, Mr. Schultz serves as an ex officio member of the Compensation Committee, the Corporate Governance and Nominating Committee as well as a member of the Audit Committee.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and committee

Corporate Governance Guidelines		Commentary

chairs, Board meetings and planning meeting agendas, the
format and adequacy of information provided to directors and the effectiveness of Board meetings. The Lead Director also
consults directly with other directors on issues of Board
independence or dissent, conflicts of interest of the Chairman/
President and Chief Executive Officer, or personal liability matters.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	There were 5 regularly scheduled Board meetings in 2010. Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, Dr. Levy, Mr. Lievonen and Mr. van Amersfoort attended all 5 meetings. Mr. Dinning attended 4 of the 5 meetings. There was 1 special meeting held in 2010. All board members were in attendance at the special meeting.

2.	Board Mandate	Attached as Schedule “A” hereto.

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the CEO which delineates the role and responsibilities of this position.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

The Board provides new directors with the Board and committee mandates and reviews these with the new board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors	The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required

Corporate Governance Guidelines		Commentary

	maintain the skill and knowledge necessary to meet their obligations as directors.	or requested.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i) disclose how a person or company may obtain a copy of the code;	The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of this code of conduct is available on the Corporation’s website www.oncolyticsbiotech.com

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	Directors provide potential candidates to the Corporate Governance and Nominating Committee of the Board. The committee reviews the recommendations and the qualifications of the candidates and contacts the individuals who are of interest to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating	The Corporate Governance and Nominating Committee is comprised entirely of independent directors.

Corporate Governance Guidelines		Commentary

committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance and Nominating Committee, in its capacity as the nominating committee has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee comprised entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly	The compensation committee retained an independent executive compensation specialist, Lane Caputo Compensation Inc., during 2010 to review compensation for the selected executive positions of the Corporation and for the independent directors of the Board.

Corporate Governance Guidelines		Commentary

describe the nature of the work.

8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has established committees each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Mandates for the Board and the Committees of the Board can be found on the Company website under Investor Relations/Corporate Governance. http://www.oncolyticsbiotech.com/corpGovernance.html

9.	Assessments

	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, through its Corporate Governance and Nominating Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements for the financial year ended December 31, 2010 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2010 financial statements, the questions may be brought forward at the Meeting.

Fixing Number of Directors of the Corporation

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors of the Corporation at nine (9), as described above.

Election of Directors

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently nine (9) directors. At the Meeting, a board of nine (9) directors are to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors of the Corporation, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March [24], 2011.

Name, present office held, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
Bradley G. Thompson, Ph.D. Calgary, Alberta Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	652,900	1,036,160

Matt Coffey, Ph.D. Calgary, Alberta	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Corporation and is a co-founder of Oncolytics.	288,550	557,333

Ger van Amersfoort(2) The Netherlands Director since June 15, 2006	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	10,200	125,000

William A. Cochrane, O.C., M.D.(2)(3) Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and from April 2003 to December 2010, Chairman of Resverlogix Corp. (a public biopharmaceutical company) and is a Director of Immunovaccine Inc. Dr. Cochrane was formerly Chairman of QSV Biologics Ltd. (biologics contract manufacturer) from 2003 to 2009 and was a director of Sernova Corp. from 2005 to 2008, and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary.	54,700	116,500

Jim Dinning(1) Calgary, Alberta Director since March 24, 2004	Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair of Export Development Canada and Canada West Foundation and serves as a director of other public and private companies. He is the Chancellor of the University of Calgary.	20,000	152,500

Name, present office held, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held

Ed Levy, Ph.D. (3) Lund, BC Director since May 17, 2006	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	15,300	125,000

J. Mark Lievonen , F.C.A.(3) Markham, Ontario Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998. Mr. Lievonen serves on a number of industry and not-for-profit boards including BIOTECanada, the Ontario Institute for Cancer Research and York University, and is a past Chair of BIOTECanada and the Ontario Genomics Institute. He was named a Chevalier de l'Ordre National de Merite by the government of France in 2007.	3,000	152,500

Robert B. Schultz, F.C.A.(1)(4) Toronto, Ontario Director since June 30, 2000	Former Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) from 2001 to 2007. Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.	10,000	263,000

Fred A. Stewart, Q.C.(1)(2) Calgary, Alberta Director since August 27, 1999	Former practising lawyer in Calgary; President of Fred Stewart & Associates Inc., consultant in commercialization of technology. Mr Stewart has served in a number of positions of corporate governance, in both private and public organizations	46,000	185,000

Notes:

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
(2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
(4)	Mr. Schultz, as Lead Director, serves as an ex officio member of the Compensation Committee and the Corporate Governance and Nominating Committee.
(5)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Dr. William Cochrane

Dr. William Cochrane was a director of QSV Biologics (“QSV”), a private company. QSV was a private contract manufacturing company that started in 2004. Its customers were other biotechnology companies in Canada and the United States. In 2008, as a result of the economic recession, these biotechnology companies were unable to raise capital and consequently were forced to discontinue clinical trials resulting in a loss of customers for QSV. QSV sought financing from private investors and governments but was unsuccessful. Consequently, QSV went bankrupt and had to terminate its employees and close the company in August 2009. Dr. Cochrane was a director from 2004 and chairman from 2006 to 2009.

Appointment of Auditors

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation, nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of March 24, 2011.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

SCHEDULE A -

MANDATE OF THE BOARD OF DIRECTORS

ONCOLYTICS BIOTECH INC.

1.	Policy Statement

The Board of Directors (the “Board”) of Oncolytics Biotech Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

2.	Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 5605(a)(2) and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

Chairman:

The members of the Board shall elect a Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.

Lead Director:

The independent members of the Board shall elect a Lead Director from among the independent members in the event the Chair of the Board is not independent. The Lead Director’s role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees and the Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director shall also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

3.	Responsibilities

The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board’s accountability.

4.	Specific Duties

LEGAL REQUIREMENTS

(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	the adoption, amendment or repeal of by-laws; and

(x)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation.

INDEPENDENCE

(d)	The Board shall have the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of management;

(ii)	schedule meetings of the independent board members separately from management and management directors as part of each regularly scheduled board meeting;

(iii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv)	provide an orientation and education program for newly appointed members of the Board.

(v)	In order to allow the Board to function independently of management during the period of time that the Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Lead Director shall be instituted. In this regard, the Lead Director, individually or with the support of the Corporate Governance and Nominating Committee, will consult with the Chairman/CEO on selection of the committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Lead Director will also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/CEO, or personal liability matters. The Lead Director will also participate with the members of the Compensation Committee evaluating the performance of the CEO.

STRATEGY DETERMINATION

(e)	The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

MANAGING RISK

(f)	The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(g)	The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT

(h)	The Board shall:

(i)	appoint the Chief Executive Officer (“CEO”), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management through the annual business plan; and

(iv)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.

REPORTING AND COMMUNICATION

(i)	The Board has the responsibility to :

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

MONITORING AND ACTING

(j)	The Board has the responsibility to:

(i)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

5.	Other Activities

(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 16, 2011.

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